Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES CDN$0.04 CASH DIVIDEND PAYABLE MARCH 15, 2013

(Calgary, February 13, 2013) /Marketwire/ - Pengrowth Energy Corporation today announced that its March 15, 2013 cash dividend will be Cdn $0.04 per common share. The ex-dividend date is February 21, 2013. The dividend will be payable to all shareholders who hold Pengrowth shares at the close of business on the record date of February 25, 2013.

The dividend of Cdn $0.04 per common share is equivalent to approximately U.S. $0.04 per common share using a Canadian/U.S. dollar exchange rate of Cdn$1.00:U.S. $1.00. The actual U.S. dollar equivalent of the dividend will be based upon the actual Canadian/U.S. dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes for U.S. residents who hold their Pengrowth shares in taxable accounts.

The above dividend has been designated as an “eligible dividend” for Canadian income tax purposes. Pengrowth’s dividends are also considered “qualified dividends” for U.S. income tax purposes.

Pengrowth offers a Dividend Reinvestment Program (DRIP) that provides eligible shareholders in Canada and the United States, with the opportunity to reinvest their dividends in new shares at a five percent discount to the average trading price (as calculated pursuant to the DRIP plan). Additional information on the DRIP is available at http://pengrowth.com/investors/drip_information/.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Swan Hills light oil, Cardium light oil and Lindbergh thermal bitumen projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111